Exhibit 99.1

HAFNIA ANNOUNCES SIGNING OF USD 715M REVOLVING CREDIT FACILITY

Singapore, 11 July 2025

Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) is pleased to announce the signing of a USD 715 million Revolving Credit Facility (the “Loan Facility”) on 10 July 2025 secured by a modern fleet of 32 product tankers. The facility has a very competitive margin with a tenor of seven years and an age-adjusted amortisation profile of 20 years, was established in partnership with a syndicate of 11 banks.

The syndicate comprises of ING, OCBC, and Standard Chartered as the mandated lead arrangers; BNP Paribas, DBS Bank Ltd., IYO Bank, Societe Generale and UOB as the lead arrangers; E.Sun Commercial Bank Ltd., Singapore Branch, Skandinaviska Enskilda Banken AB (publ) and Taishin International Bank, Singapore Branch, as co-arrangers. ING served as the Facility Coordinator and Facility Agent for the transaction.

By refinancing existing debt with this Loan Facility, Hafnia has lowered its overall cost of funding, reduced the cash flow breakeven, strengthened its liquidity profile and built in flexibility to position itself for future growth. The Loan Facility also has an uncommitted accordion tranche of up to USD 417 million to be exercised within two years.

“This facility is a testament to the confidence our banking partners have in Hafnia’s strategy and performance. The lower cost, attractive terms and revolving nature of the facility gives us the agility to manage our liquidity needs and enhance our financial flexibility.” says Hafnia’s CFO Perry van Echtelt.

Stephen Fewster, ING’s Global Head of Shipping, commented: “We are proud to act as facility agent and to coordinate this innovative facility for an industry leader like Hafnia. The support from such a broad syndicate underlines Hafnia’s reputation and the strong bank following which it has built.”

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.